FundX Investment Trust
235 Montgomery Street, Suite 1049
San Francisco, California 94104-3008

May 29, 2014

VIA EDGAR TRANSMISSION

Mr. Derek Newman
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	FundX Investment Trust (the “Trust”)
SEC File Numbers: 333-194652; 811-22951

Dear Mr. Newman:

This correspondence is being filed in response to your April 17, 2014 written comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s registration statement filed on Form N-1A on March 18, 2014 (“Registration Statement”), on behalf of FundX Investment Trust (the “Trust”).  The registration statement has six series: FundX Upgrader Fund, FundX Flexible Income Fund, FundX Conservative Upgrader Fund, FundX Aggressive Upgrader Fund, FundX Tactical Upgrader Fund and FundX Tactical Total Return Fund (each a “Fund,” and collectively, “Funds”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

GENERAL COMMENTS

1.
Comment:        We note that portions of the disclosure have been left blank.  We expect to have further comments when you supply the omitted information in a pre-effective amendment, on disclosure made in response to this letter and on exhibits added in a pre-effective amendment.

Response:  The Trust responds to this correspondence while simultaneously filing Pre-Effective Amendment No. 1 to the Registration pursuant to Rule 472 under the 1933 Act.  Pre-Effective Amendment No. 1 contains the previously omitted information.

PROSPECTUS

Fees and Expenses of the Fund (All Funds)

2.
Comment:        Please include a sentence in footnote 1 (and other appropriate disclosure throughout the Prospectus) disclosing that, to the extent that the Fund incurs expenses excluded from the Expense Cap, net operating expenses of the Fund may be higher than the Expense Cap.

Response:  The Trust responds by revising the disclosure as suggested.

Portfolio Turnover (All Funds)

3.
Comment:        Please revise this disclosure to follow the wording prescribed by Item 3 of Form N-1A by, among other things, deleting the first sentence.  Pursuant to General Instruction C3(b) of Form N-1A, Item 3 disclosure may not include disclosure other than that required or permitted by that Item.

Response:  The Trust respectfully declines the suggested change as the Funds are Funds-of-Funds and accordingly do not buy and sell individual securities.  The Trust maintains that revising the disclosure to follow the exact wording prescribed by Item 3 of Form N-1A would be misleading and confusing to shareholders.

Principal Investment Strategies (All Funds)

4.
Comment:        Please enhance the disclosure to describe, to the extent possible, what types of derivatives Underlying Funds (particularly Aggressive Equity Underlying Funds) may use, and how they are used (e.g., speculative purposes).  We note that the current disclosure only provides that Underlying Funds may use “complex investment techniques.”

Response:  The Trust responds by enhancing the language as follows:  “They may also include the use of derivative securities such as options, futures and swap contracts for hedging and/or speculative purposes.”

5.	Comment: Please consider moving the discussion of temporary defensive strategies to the Item 9 disclosure.

Response:  The Trust responds by deleting the reference to temporary defensive strategies from the Principal Investment Strategies and noting that the discussion of temporary defensive strategies is located in the Item 9 disclosure.

Principal Risks - Leverage (All Funds)

6.	Comment: Please enhance this disclosure to provide a complete summary of leverage risk (e.g., potential for greater losses, etc.)

Response:  The Trust responds by adding the following disclosure:

“Leverage is investment exposure which exceeds the initial amount invested.  Leverage can cause the portfolio to lose more than the principal amount invested.  Leverage can magnify the portfolio’s gains and losses and therefore increase its volatility.”

FundX Upgrader Fund

Expense Example

7.
Comment:        As currently disclosed in the Examples for other Funds having an Expense Cap, please add the following disclosure to the end of the third sentence in the paragraph preceding the Upgrader Fund’s Example: “(taking into account the Expense Cap for the first year only).”

Response:  The Trust responds by inserting the phrase as suggested.

FundX Flexible Income Fund

Principal Risks

8.
Comment:        In light of the Federal Reserve Board’s tapering of quantitative easing and the possible rise in interest rates, along with changes in the size and structure of the bond market (see generally IM Guidance Update No. 2014-1 (January 2014)), please consider separate risk disclosure addressing the possibility of heightened volatility, reduced liquidity and valuation difficulties that may impact fixed income markets.  In addition, please consider expanded disclosure addressing these risks under Principal Risks beginning on page 42.

Response:  The Trust responds by adding risk disclosure addressing the possibility of heightened volatility, reduced liquidity and valuation difficulties that may impact fixed income markets.  The Trust further responds by expanding disclosure addressing these risks under Principal Risks beginning on page 42.

FundX Tactical Upgrader Fund and Tactical Total Return Fund

Principal Investment Strategies

9.
Comment:        With respect to these Funds’ use of options, please expand the disclosure to briefly describe the specific types of options techniques that the Funds intend to use.  (See the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.)

Response:  The Trust responds by expanding the disclosure to briefly describe the specific types of options techniques the Funds intend to use.

Principal Risks

10.	Comment: Please include separate risk disclosure specific to the Fund’s options strategy.

Response:  The Trust respectfully responds by pointing to the “Options Risk” disclosure on pages 28 and 34.

FundX Tactical Total Return Fund

Principal Investment Strategy

11.
Comment:        Please consider removing the second paragraph on this page.  We note that both the second and third paragraphs describe hedging techniques; however, the third paragraph appears more appropriately tailored to the Tactical Total Return Fund, as it also references the Fund’s hedging of bond market exposure.

Response:  The Trust responds by noting that this was an error in the EDGAR filing, accordingly, the paragraph is removed.

12.
Comment:        Please confirm in your response that options are the only means by which the Fund will seek to hedge its bond market exposure.  If the Fund will use other instruments, please include appropriate investment strategy and risk disclosures.

Response:  The Trust responds by confirming that options are the only means by which the Fund will seek to hedge its bond market exposure.  The Trust also notes that some of the strategies used by the underlying funds and ETFs it may hold may also provide a hedge against bond exposure that would be in addition to any hedging done by the Fund. Those strategies and risks are already disclosed in the prospectus.

General Disclosure (All Funds)

More About the Funds’ Investment Objectives, Strategies and Risks – Principal Investment Strategies

13.
Comment:        The disclosure currently provides that, “the Advisor may also invest in… institutional or other mutual funds that are not available to the general public, but are available to the Advisor.”  In your response, please confirm whether this includes hedge funds and other types of unregistered funds (e.g., private equity funds).  If so, please include disclosure in each Fund’s summary section (and elsewhere, as appropriate), which should address (among other things) liquidity and valuation risk, along with the limitations on such investments (i.e., 15% of net assets).

Response:  The Trust responds by confirming supplementally that the Funds do not invest in hedge funds or other types of unregistered funds.  Accordingly, no additional disclosure has been added the each Fund’s summary section.

Additional Information About the FundX Upgrader Funds’ Investment

14.
Comment:        With respect to the disclosure discussing limits on investments in Underlying Funds imposed by the Investment Company Act of 1940, consider expanding the disclosure to discuss investments in money market funds in reliance on Rule 12d1-1, which would facilitate the Funds’ temporary defensive positioning.

Response:  The Trust responds by expanding the disclosure as suggested.

Principal Risks – Emerging Markets Risk

15.
Comment:         Please expand this disclosure to include nationalization, embargo, expropriation and acts of war.  In addition, enhance the disclosure with respect to emerging market countries’ securities markets to describe the risks associated with clearance, settlement and custody.

Response:  The Trust responds by expanding the disclosure as suggested.

Principal Risks – Sector Emphasis Risk

16.
Comment:        This section provides that it is anticipated that certain Funds will invest in Underlying Funds with focused investments or that have a particular emphasis on one or more industries or sectors.  With respect to the Tactical Fund and Tactical Total Return Fund, explain in your response why this disclosure is consistent with the fourth non-fundamental investment restriction described on page B-25 of the Statement of Additional Information (the “SAI”), which provides that neither Fund will invest in any Underlying Fund if, as a result of such investment, the securities held by the Underlying Fund and the securities held by all other Underlying Funds in the Fund’s portfolio, would cause the Fund to become concentrated (more 25% of its net assets) in any one industry or group of industries.

Response:  The Trust responds by clarifying that the underlying funds may individually be concentrated in sectors or industries, however, the overall portfolio does not concentrate (more than 25% of assets) in any one industry or industry group.

Principal Risks – Derivatives Risk

17.
Comment:        Please expand this risk disclosure to address recent regulatory developments with respect to the use of swaps, namely the new requirements relating to the central clearing of swaps under the Dodd-Frank Wall Street Reform and Consumer Protection Act, which may affect an Underlying Fund’s ability to enter into swap agreements.  This comment also applies to the disclosure on page B-18 of the SAI.

Response:  Trust responds by expanding the disclosure as suggested.

Principal Risks – Options Risk

18.
Comment:        With respect to the Tactical Fund and Tactical Total Return Fund, the fourth sentence states, “[e]ach Fund may employ [options] techniques speculatively to enhance returns and not merely as hedging tools.”  This statement is inconsistent with the Funds’ principal investment strategy disclosure, which contemplates that these instruments will only be used for hedging purposes.  Similarly, each Fund’s summary risk disclosure relating to options does not address the speculative use of these instruments.  If these Funds do intend to use options for speculative purposes, please expand the principal investment strategy disclosure and summary risk disclosure accordingly.  This comment also applies to the disclosure on page B-14 of the SAI.

Response:  The Trust responds by removing the reference to Speculative purposes in both the Prospectus and SAI.

Management of the Funds – Fund Expenses

19.
Comment:        For purposes of completeness, please consider disclosing the Expense Cap for all Funds in the first paragraph, which currently only discloses the Expense Cap for the Flexible Income Fund.  This comment also applies to the disclosure on page B-36 of the SAI.

Response:  Trust responds by disclosing the Expense Caps as suggested.

Management of the Funds – The Trust

20.
Comment:        The disclosure currently provides, “[o]ther than the Funds discussed in this Prospectus, the Funds do not hold themselves out as related to any other series of the Trust for purposes of investment and advisory services, nor do they share the same investment advisor with any other series.” Please confirm whether this statement is relevant to this new Trust and, if not, please delete.

Response:  The Trust responds by confirming that the statement is not relevant to the new Trust; accordingly, the statement will be removed.

Index Descriptions

21.	Comment: The Dow Jones Global Index does not appear to be a market index for any of the Funds included in this Prospectus. If this Index is not otherwise relevant, please remove this reference.

Response:  The Trust responds by removing the Dow Jones Global Index reference.

STATEMENT OF ADDITIONAL INFORMATION

The Trust

22.
Comment:        Please clarify the following disclosure: “The predecessor FundX Upgrader Fund, a series of the Trust for Investment Managers commenced operations on June 20, 2002. The predecessor FundX Upgrader Fund commenced operations on November 1, 2001.”

Response:  The Trust responds by clarifying that the original FundX Upgrader Fund commenced operations on November 1, 2001.  The Fund was reorganized under the Trust for Investment Managers on June 20, 2002.

Investment Policies and Risks – Recent Regulatory Events

23.
Comment:         The disclosure provides that the Funds have claimed no-action relief from CFTC registration available to funds of funds.  In your response, please undertake that the Funds will comply with the conditions of such relief.

Response:  The Trust responds by undertaking to comply with the conditions of no-action relief from CFTC registration until the CFTC issues new guidance with respect to the CPO registration obligations of funds-of-funds.

Investment Restrictions – The Tactical Fund and the Tactical Total Return Fund

24.	Comment: With respect to fundamental investment restriction 2(b), please insert “margin” after “variation.”

Response:  The Trust responds by inserting “margin” as suggested.

25.
In the fourth non-fundamental investment restriction, concentration is defined as “more than 25%.”  However, throughout the fundamental investment restriction disclosure, concentration is described as “25% or more.” Please revise the disclosure for consistency.

Response:  The Trust responds by revising the fourth non-fundamental investment restriction to define concentration as “25% or more.”

Trustees and Executive Officers – Additional Information Concerning the Board of Trustees – Board Structure, Leadership (B-29)

26.
Comment:        This disclosure indicates that all trustees are Independent Trustees; however, the table on page B-28 discloses Janet Brown (an interested trustee) as Chair.  Please revise the disclosure for consistency.  In addition,  if the Chair will be interested (as currently disclosed in the table), please add disclosure explaining whether the Trust will have a lead independent trustee and what specific role the lead independent trustee will play in the leadership of the Trust.

Response:  The Trust responds by revising the disclosure accordingly.  The Trust further responds supplementally that the Trust will not have a lead independent trustee.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Jason Browne

Jason Browne
President, FundX Investment Trust

cc:           Steven G. Cravath, Cravath & Associates, LLC